SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CP Ships Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

22409VAE2
22409VAD4
(CUSIP Number of Class of Securities)

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika L. Robinson
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A*	N/A*

*	Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned offer by CP Ships Limited, a New Brunswick, Canada corporation, to purchase for cash any and all of its outstanding 4% Convertible Senior Subordinated Notes due 2024. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 12	EXHIBITS.

(a)(5)(i)	Press release, dated November 7, 2005
This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the 4% Convertible Senior Subordinated Notes due 2024 of CP Ships Limited. The solicitation of offers to buy such notes will be made only pursuant to the tender offer documents, including an Offer to Purchase and Consent Solicitation and related Consent and Letter of Transmittal, which will be filed with the Securities and Exchange Commission. When these materials become available, CP Ships noteholders should read them carefully because they will contain important information. Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov.

EXHIBIT INDEX

Exhibit
Number	Description

(a)(5)(i)	Press release, dated November 7, 2005

3